VIA EDGAR

Mayer Brown LLP
350 South Grand Avenue
April 13, 2009	25th Floor
Los Angeles, California 90071-1503

David L. Orlic,	Main Tel (213) 229-9500
Special Counsel	Main Fax (213) 625-0248
Securities and Exchange Commission	www.mayerbrown.com
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549	James R. Walther
Direct Tel (213) 229-9597
Direct Fax (213) 576-8153
jwalther@mayerbrown.com
Re:	Here Media Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed March 27, 2009 File No. 333-156726
Dear Mr. Orlic:
     We are writing to address an issue that has recently come to our attention regarding comment #18 on Amendment No. 1 to the Registration Statement which was issued in your letter dated March 24, 2009. For your reference, comment #18 reads as follows:
SEC Comment #18
     Here Networks LLC — Financial Statements as of December 31, 2008 and 2007 — Note 1. Summary of Significant Accounting Principles — Revenue recognition, page F-35
     You disclose that the amounts charged for publicity and marketing services provided to Releasing are similar to the amounts that would be charged to non-related parties. Explain how you arrived at this determination since it does not appear that you provide similar services to non-related parties and the service appears new. Your response should address paragraph 3 of SFAS 57. Further, explain why there was no corresponding increase to your cost of revenues that actually decreased while you begun to provide this new service. In addition, consider disclosing in your MD&A whether publicity and marketing services provided to Releasing will continue in future periods.
     In our response letter dated March 27, 2009 (the “Response Letter”), we responded to the underlined portion of comment #18 by stating that the Company “has revised its disclosure on page 98 [of Amendment No. 2 to the Registration Statement] to remove reference to similar amounts being charged to non-related entities.”
     While the Company removed such reference in the section addressed by comment #18, “Revenue recognition” in the Here Networks LLC notes to financial statements on page F-35, the Company inadvertently failed to remove the similar references occurring in the following sections of Amendment No. 2 to the Registration Statement: “Information About Here Networks — Operating Expenses” on page 93 and “Information About Here Networks — Management’s

Securities and Exchange Commission
April 13, 2009

Discussion and Analysis of Here Networks’ Financial Condition and Results of Operations — Critical Accounting Policies — Related Party Transactions” on page 98.
     The Company has authorized us to confirm to you that in accordance with the response to comment #18 in the Response Letter, the Company will further amend its Registration Statement to remove the above described references to similar amounts being charged to non-related entities.
     Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Very truly yours,
/s/ James R. Walther
James R. Walther

cc:	Mr. Matthew Crispino, SEC Mr. Morgan Youngwood, SEC Mr. Stephen Krikorian, SEC Mr. Stephen Jarchow, Here Media Inc. Mr. Daniel Steimle, PlanetOut Inc. Mr. Michael Sullivan, Howard Rice